Exhibit 99.1
For Immediate Release
January 25, 2006
SAP Reports 18% Growth in Software Revenues for 2005
Total Revenues Increased 13% for 2005; Operating Income Grew 16% for 2005
Company Gained Seven Percentage Points of Worldwide Share and
Ten Percentage Points of U.S. Share Against its Peer Group for 2005
          WALLDORF – January 25, 2006 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full-year ended December 31, 2005. Highlights of the results are as follows.
HIGHLIGHTS – Full-Year 2005
Revenues
•	Software revenues were €2.78 billion for 2005 (2004: €2.36 billion), representing an increase of 18% compared to the same period in 2004. This exceeded the Company’s 2005 software revenue guidance of an increase in a range of 12% - 14%. At constant currencies[1], software revenues increased 15%.

•	Total revenues for 2005 were €8.51 billion (2004: €7.51 billion), which was an increase of 13% compared to 2004. At constant currencies[1], total revenues increased 12%.

•	Software revenues in the U.S. increased 31% to €820 million for 2005 (2004: €625 million). At constant currencies[1], software revenues in the U.S. increased 28%.

•	Software revenues in the EMEA region grew 8% to €1.39 billion for 2005 (2004: €1.29 billion). At constant currencies[1], software revenues in the EMEA region increased 7% compared to 2004. Software revenues in Germany were flat year-over-year.

•	Software revenues in the APA region increased 25% to €363 million (2004: €289 million) for 2005. At constant currencies[1], software revenues in the APA region increased 22%. Software revenues in Japan increased 6% for 2005 to €122 million. At constant currencies,[1] software revenues in Japan were 8% higher.

SAP Reports 18% Growth in Software Revenues for 2005	Page 2
Peer Group Share
•	The continued strong growth in software revenues for 2005 enabled the Company to gain significant share against its peer group[2,3] worldwide and in the U.S. On a rolling four quarter basis, the Company’s worldwide share against its peer group[2] based on software revenues was 62% at the end of 2005. This represents a gain of two percentage points compared to the third quarter of 2005 and seven percentage points compared to the fourth quarter of 2004. In the U.S., on a rolling four quarter basis, the Company’s share against its peer group[3] based on software revenues was 47% at the end of 2005. This represents a gain of three percentage points compared to the third quarter of 2005 and ten percentage points compared to the fourth quarter of 2004.
Income
•	Operating income for 2005 was €2.33 billion (2004: €2.02 billion), which was an increase of 16% compared to 2004. Pro forma operating income[4] was €2.41 billion (2004: €2.09 billion) for 2005, representing an increase of 16% compared to 2004.

•	The operating margin for 2005 was 27.4%, which was an increase of 0.50 percentage points compared to 2004. The pro forma operating margin[4] for 2005 was 28.3%, which was an increase of 0.50 percentage points compared to 2004. This was the high end of the range of the Company’s 2005 pro forma operating margin guidance of an increase in a range of 0.00 – 0.50 percentage points.

•	Net income for 2005 was €1.50 billion (2004: €1.31 billion), or €4.83 per share (2004: €4.22 per share), representing an increase of 14% compared to 2004. 2005 pro forma net income[4] was €1.55 billion (2004: €1.36 billion), or pro forma €5.01 earnings per share[4] (2004: €4.37 per share), representing an increase of 14% compared to 2004. This exceeded the Company’s 2005 pro forma earnings per share guidance of €4.85 - €4.95 per share.
Cash Flow
•	Operating cash flow for the full year of 2005 was €1.51 billion (2004: €1.83 billion). Free cash flow[4,6] for the full year of 2005 was €1.25 billion (2004: €1.64 billion), which was 15% as a percentage of total revenues in 2005 (2004: 22%). At December 31, 2005, the Company had €3.4 billion in liquid assets (December 31, 2004: €3.2 billion).

SAP Reports 18% Growth in Software Revenues for 2005	Page 3
Share Buy-Back Program
•	In 2005, the Company bought back 3.21 million shares at an average price of €129.77 (total amount: €417 million). This compares to 1.14 million shares bought back in 2004. At December 31, 2005, treasury stock stood at 6.68 million shares. SAP’s current share buy-back program allows the Company to purchase up to 30 million shares. Given the Company’s strong free cash flow[4,6] generation, SAP plans to further evaluate opportunities to buy back shares in the future in order to increase the buy-back activities in 2006.
          “2005 was an excellent year for SAP,” said Henning Kagermann, CEO of SAP. “We accelerated peer group share gains as well as the adoption of our Enterprise Services Architecture; we delivered the first services enabled business software suite in the industry. Most notably, we continued to demonstrate that organic growth is a very effective way to achieve success in this industry, and that it benefits our customers, partners and shareholders.”
          Mr. Kagermann continued, “We expect 2006 to be a cornerstone year for SAP characterized by a series of new product launches; our product pipeline for 2006 is one of the strongest in our history. New product launches will support our Enterprise Services Architecture Roadmap, place a greater emphasis on attracting the business user and are focused more than ever on the midmarket. These products will be the foundation from which we expand from our current $30 billion addressable market to a $70 billion addressable market by 2010.”
HIGHLIGHTS – Fourth Quarter 2005
Revenues
•	Software revenues increased 18% to €1.18 billion (2004: €1.00 billion) for the fourth quarter of 2005. At constant currencies[1], software revenues increased 12%.

•	Fourth quarter 2005 total revenues were €2.75 billion (2004: €2.40 billion), which was an increase of 15% compared to the fourth quarter for 2004. At constant currencies[1], total revenues increased 9%.

SAP Reports 18% Growth in Software Revenues for 2005	Page 4
Income
•	Operating income for the fourth quarter of 2005 €980 million (2004: €833 million), which was an increase of 18% compared to the same period last year. Pro forma operating income[4] for the 2005 fourth quarter was €1.01 billion (2004: €851 million), representing an increase of 19% compared to fourth quarter of 2005.

•	The operating margin for the 2005 fourth quarter was 35.6%, which was up by 0.90 percentage points compared to the same period in 2004. The pro forma operating margin[4] was 36.8% for the fourth quarter of 2005, which was an increase of 1.40 percentage points compared to the same period in 2004.

•	Net income for the fourth quarter of 2005 was €619 million (2004: €542 million), or €2.00 per share (2004: €1.74 per share), representing an increase of 14% compared to the fourth quarter of 2004. Pro forma net income[4] for the 2005 fourth quarter was €642 million (2004: €554 million), or pro forma €2.07 per share[4] (2004: €1.78 per share), representing an increase of 16% compared to the same period in 2004.
BUSINESS OUTLOOK
          The Company gave the following outlook for the full year 2006.
•	To provide additional transparency, the Company is providing for the first time an outlook for product revenues, which is comprised of software and maintenance revenues. The Company expects full-year 2006 product revenues to increase in a range of 13% - 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% - 17% compared to 2005.

•	The Company expects the full-year 2006 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 – 1.0 percentage points compared to 2005.

SAP Reports 18% Growth in Software Revenues for 2005	Page 5
•	The Company expects full-year 2006 pro forma earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges, to be in a range of €5.80 to €6.00 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.23 per €1.00.
BUSINESS REVIEW – Full-Year 2005
Full-Year 2005 key figures (in € millions, except headcount and earnings per share data- unaudited)
SAP Group

	2005	2004	Change	% Change

Software revenues	2,783	2,361	+422	+18%

Product revenues	5,958	5,184	+774	+15%

Total revenues	8,513	7,514	+999	+13%

Operating income	2,331	2,018	+313	+16%

Pro forma operating income*	2,410	2,086	+324	+16%

Income before taxes	2,317	2,073	+244	+12%

Net income	1,496	1,311	+185	+14%

Earnings per share	4.83	4.22	+0.61	+14%

Pro forma earnings per share**	5.01	4.37	+0.64	+14%

Headcount, in full-time equivalents (Dec. 31)	35,873	32,205	+3,668	+11%

*) excluding stock-based compensation and acquisition-related charges[4]

**) excluding stock-based compensation, acquisition-related charges and impairment-related charges[4]

Full-Year 2005 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	2005	2004	Change	% Change

Total	2,783	2,361	+422	+18%

- at constant currency rates				+15%

EMEA	1,393	1,292	+101	+8%

- at constant currency rates				+7%

Asia-Pacific	363	289	+74	+25%

- at constant currency rates				+22%

Americas	1,027	780	+247	+32%

- at constant currency rates				+27%
          For 2005 in the Americas region, the U.S. continued to be the key growth driver for SAP. Software revenues in the U.S. increased 31% (28% at constant currencies1) for 2005. Canada and Latin America also performed well in 2005 with double digit growth rates. In the EMEA region, software revenues in Germany were flat for 2005, but as expected Germany exhibited much stronger growth rates in the second half compared to the first half of the year. Other countries within EMEA that reported good software revenue growth rates included Russia, France and Switzerland. In the Asia Pacific region, there was a strong performance across the entire region. Japan showed first signs of a recovery in 2005. Japan reported software revenue growth of 6% (8% at constant currencies1).
Full-Year 2005 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	2005	2004	Change	% Change

Total	8,513	7,514	+999	+13%

- at constant currency rates				+12%

EMEA	4,513	4,223	+290	+7%

- at constant currency rates				+6%

Asia Pacific	1,000	867	+133	+15%

- at constant currency rates				+13%

Americas	3,000	2,424	+576	+24%

- at constant currency rates				+21%

SAP Reports 18% Growth in Software Revenues for 2005	Page 7
Full-Year 2005 Software Revenue by Solution (in € millions, unaudited)5
SAP Group

	2005	2004	Change	% Change

ERP	1,158	990	+168	+17%

SCM	510	480	+30	+6%

CRM	602	501	+101	+20%

SRM	175	147	+28	+19%

PLM	162	167	-5	-3%

SAP NetWeaver and other related products	176	76	+100	+132%

Total Software Revenue	2,783	2,361	+180	+18%
Fourth Quarter 2005 key figures (in €millions, except headcount and earnings per share data - unaudited)
SAP Group

	Q4 2005	Q4 2004	Change	% Change

Software revenues	1,183	1,003	+180	+18%

Product revenues	2,038	1,742	+296	+17%

Total revenues	2,754	2,401	+353	+15%

Operating income	980	833	+147	+18%

Income before taxes	963	853	+110	+13%

Net income	619	542	+77	+14%

Earnings per share	2.00	1.74	+0.26	+14%

Headcount, in full-time equivalents (Dec. 30)	35,873	32,205	+3,668	+11%
Fourth Quarter 2005 Software Revenue by Region (in €millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	Q4 2005	Q4 2004	Change	% Change

Total	1,183	1,003	+180	+18%

- at constant currency rates				+12%

EMEA	626	580	+46	+8%

- at constant currency rates				+7%

Asia-Pacific	132	105	+27	+25%

- at constant currency rates				+18%

Americas	425	318	+107	+34%

- at constant currency rates				+19%

SAP Reports 18% Growth in Software Revenues for 2005	Page 8
Fourth Quarter 2005 Total Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	Q4 2005	Q4 2004	Change	% Change

Total	2,754	2,401	+353	+15%

- at constant currency rates				+9%

EMEA	1,483	1,390	+93	+7%

- at constant currency rates				+6%

Asia Pacific	301	262	+39	+15%

- at constant currency rates				+10%

Americas	970	749	+221	+30%

- at constant currency rates				+16%
SFAS 123R
On January 1, 2006, SAP adopted SFAS 123R to account for its share based payments. Based on the share based compensation awards issued and outstanding as of December 31, 2005 and the SOP 2002 and STAR grantings currently expected for 2006, SAP expects approximately €75 million share based compensation expense for 2006. Thereof €30 million are expected in the first quarter and the rest (approximately €45 million) are expected to be spread evenly over the second, third and fourth quarter. The final total share based payment expense in 2006 might deviate from the number above because of changes to the expected forfeiture rate or potential additional grants.
In April 2005, U.S. based ePlus, Inc. sued SAP in the U.S. for alleged patent infringement. ePlus seeks unspecified monetary damages, permanent injunctive relief, and up to treble damages for alleged wilful infringement. Based on information available as of December 31, 2005, and as of today management does not believe any accrual for this matter in our 2005 results is warranted. Management will be required to review the status of these legal proceedings at the time our final results are published in March and would be required to adjust the figures announced today if information becomes available at that time that would require management to reflect any accrual for this matter in our 2005 results.

SAP Reports 18% Growth in Software Revenues for 2005	Page 9
KEY EVENTS – Fourth Quarter 2005
•	In the fourth quarter, SAP demonstrated strong momentum, announcing major contracts in all key regions. These included, in the Americas, Harley Davidson, High Industries, New York Times, Whirlpool; in EMEA, PSA, Hugo Boss, Norsk Hydro, Holcim; in Asia/Pacific, China Minsheng Bank, Petro China, East Japan Railway, Toyota Tsusho.

•	Expanding its portfolio of partner-developed business management applications for small and midsize enterprises (SMEs), SAP announced on December 7, 2005, twelve solutions from independent software vendors (ISVs) based on SAP® Business One. The new solutions certified for integration with SAP Business One are being introduced as ISVs worldwide embrace the SAP PartnerEdge™ channel partner program.

•	In a continuing demonstration of its leadership role in laying the groundwork for the industry’s transformation to services-oriented architecture (SOA), SAP announced on December 5, 2005 the inception of the Industry Value Network for Banks, comprising C-level IT banking executives and chief architects who will jointly with SAP define the banking-specific enterprise services required to make SOA a reality for the banking industry. Leading banks throughout the world including ABN Amro, Absa, Barclays, Banco Bilbao Vizcaya Argentaria (BBVA), Credit Suisse, Deutsche Postbank, ING and Standard Bank have agreed to collaborate with SAP in this initiative.

•	China Minsheng Banking Corporation Limited (CMBC), Accenture and SAP announced on November 28, 2005, an agreement to cooperate in building a world-class core banking system for CMBC, the first private Chinese bank. The agreement was formalized at a signing ceremony in Beijing, China.

•	In a move to further extend its leading position in the retail software space, SAP acquired privately held Khimetrics, Inc., a leading U.S.-based provider of enterprise software solutions for the retail sector.

•	In a move to solidify its position as the premier provider to companies of all sizes, SAP unveiled on October 24, 2005 the latest version of SAP Business One, its affordable business management software solution designed to address the needs of rapidly growing small and midsize enterprises.

•	In a move to strengthen its leadership position in the CRM industry, SAP announced on October 17, 2005, that it is extending its Safe Passage program of SAP applications, technology and support in a special offer for companies running Siebel software. The new offering from SAP provides “safe passage” to companies grappling with the uncertainties arising from Siebel’s pending acquisition by Oracle Corporation and the resulting challenges these customers may face. First available in the USA, the offer will be successively extended to other countries.

SAP Reports 18% Growth in Software Revenues for 2005	Page 10
•	On October 5, 2005, SAP and Siemens Financial Services (SFS) announced simple, affordable and all-inclusive financing for existing and prospective SAP customers of all sizes. Marketed through “SAP Financing” and offered through SFS, the new financial services are tailored to meet the specific cash-flow requirements of the customer and conveniently cover the costs of software, hardware, internal and external implementation services and maintenance during project installation for SAP solutions.

•	SAP announced on October 28, 2005 that it plans to propose to its shareholders a change to its share capital in 2006. The transaction would be structured for German company law purposes as an increase in subscribed capital by conversion of additional paid-in capital and retained earnings pursuant to which each shareholder will receive three additional shares (“bonus shares” / “dividend stock”) for each existing SAP share held. The transaction will have the effect of a stock split to the extent that SAP’s share price will be divided by four. If approved by SAP shareholders and after giving effect to the transaction, each SAP ADR will represent one SAP Ordinary Share rather than 1/4 of one Ordinary Share today.
Webcast/Supplementary Financial Information
SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software solutions*. Today, SAP has more than 32,000 customers in over 120 countries. SAP® software solutions address the needs of small and midsize enterprises to global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, healthcare, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2006 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

SAP Reports 18% Growth in Software Revenues for 2005	Page 11
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Tony Roddam, +49 (6227) 7-49133, tony.roddam@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(Tables to follow)

SAP Reports 18% Growth in Software Revenues for 2005	Page 12
Consolidated Income Statements
SAP-Group 4th quarter
PRELIMINARY and UNAUDITED
(in EUR millions)

	2005	2004	Δ

Software revenue	1,183	1,003	18%
Maintenance revenue	855	739	16%
Product revenue	2,038	1,742	17%
Consulting revenue	605	560	8%
Training revenue	96	79	22%
Service revenue	701	639	10%
Other revenue	15	20	-25%
Total revenue	2,754	2,401	15%

Cost of product	-274	-230	19%
Cost of service	-539	-510	6%
Research and development	-328	-288	14%
Sales and marketing	-508	-443	15%
General and administration	-126	-101	25%
Other income/expenses, net	1	4	-75%
Total operating expense	-1,774	-1,568	13%

Operating income	980	833	18%

Other non-operating income/ expenses, net	-25	15	N/A
Financial income, net	8	5	60%
Income before income taxes	963	853	13%

Income taxes	-343	-310	11%
Minority interest	-1	-1	0%
Net income	619	542	14%

Basic earnings per share (in €)	2.00	1.74	14%

SAP Reports 18% Growth in Software Revenues for 2005	Page 13
Consolidated Income Statements
SAP-Group 4th quarter
PRELIMINARY and UNAUDITED
additional information
(in EUR millions)

	2005	2004	Δ

Pro-forma EBITDA reconciliation:

Net income	619	542	14%

Minority interest	1	1	0%
Income taxes	343	310	11%

Net income before income taxes	963	853	13%
Financial income, net	-8	-5	60%
Other non-operating income/expenses, net	25	-15	N/A

Operating Income	980	833	18%
Depreciation and amortization	49	57	-14%
Pro-forma EBITDA 4,6)	1,029	890	16%
as a % of Sales	37%	37%

Pro-forma operating income reconciliation:

Operating Income	980	833	18%
LTI/STAR/SOP	22	9	N/A
Settlement of stock-based compensation programs	0	0	N/A

Total stock-based compensation	22	9	N/A
Acquisition-related charges	11	9	22%

Pro-forma operating income excluding stock-based compensation and acquisition-related charges 4)	1,013	851	19%

SAP Reports 18% Growth in Software Revenues for 2005	Page 14
Consolidated Income Statements
SAP-Group 4th quarter
PRELIMINARY and UNAUDITED
additional information
(in EUR millions)

	2005	2004	Δ
Financial income, net	8	5	60%
- thereof impairment-related charges	-1	-2	-50%

Income before income taxes	963	853	13%
Income taxes	343	310	11%
Effective Tax Rate	36%	36%

Pro-forma Net income reconciliation:

Net income	619	542	14%
Stock-based compensation, net of tax	15	5	200%
Acquisition-related charges, net of tax	7	5	40%
Impairment-related charges, net of tax	1	2	-50%
Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 4)	642	554	16%

Pro-forma EPS reconciliation:

Earnings per share (in €)	2.00	1.74	14%
Stock-based compensation	0,05	0.02	N/A
Acquisition-related charges	0,02	0.02	N/A
Impairment-related charges	0,00	0.00	N/A
Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 4)	2.07	1.78	16%
Weighted average number of shares (in thousands)	309,779	310,639

SAP Reports 18% Growth in Software Revenues for 2005	Page 15
Consolidated Income Statements
SAP-Group Twelve months ended December 31,
PRELIMINARY and UNAUDITED
(in EUR millions)

	2005	2004	Δ
Software revenue	2,783	2,361	18%
Maintenance revenue	3,175	2,823	12%
Product revenue	5,958	5,184	15%
Consulting revenue	2,139	1,971	9%
Training revenue	343	302	14%
Service revenue	2,482	2,273	9%
Other revenue	73	57	28%
Total revenue	8,513	7,514	13%

Cost of product	-910	-804	13%
Cost of service	-1,925	-1,784	8%
Research and development	-1,172	-1,020	15%
Sales and marketing	-1,747	-1,524	15%
General and administration	-434	-366	19%
Other income/expenses, net	6	2	200%
Total operating expense	-6,182	-5,496	12%

Operating income	2,331	2,018	16%

Other non-operating income/ expenses, net	-25	14	N/A
Financial income, net	11	41	N/A
Income before income taxes	2,317	2,073	12%

Income taxes	-818	-757	8%
Minority interest	-3	-5	-40%
Net income	1,496	1,311	14%

Basic earnings per share (in €)	4.83	4.22	14%

SAP Reports 18% Growth in Software Revenues for 2005	Page 16
Consolidated Income Statements
SAP-Group Twelve months ended December 31,
PRELIMINARY and UNAUDITED
additional information
(in EUR millions)

	2005	2004	Δ
Pro-forma EBITDA reconciliation:

Net income	1,496	1,311	14%

Minority interest	3	5	-40%
Income taxes	818	757	8%

Net income before income taxes	2,317	2,073	12%
Financial income, net	-11	-41	-73%
Other non-operating income/expenses, net	25	-14	N/A

Operating Income	2,331	2,018	16%
Depreciation and amortization	204	210	-3%
Pro-forma EBITDA 4,6)	2,535	2,228	14%
as a % of Sales	30%	30%

Pro-forma operating income reconciliation:

Operating Income	2,331	2,018	16%

LTI/STAR/SOP	45	37	22%
Settlement of stock-based compensation programs	0	1	N/A

Total stock-based compensation	45	38	18%
Acquisition-related charges	34	30	13%

Pro-forma operating income excluding stock-based compensation and acquisition-related charges 4)	2,410	2,086	16%

SAP Reports 18% Growth in Software Revenues for 2005	Page 17
Consolidated Income Statements
SAP-Group Twelve months ended December 31,
PRELIMINARY and UNAUDITED
additional information
(in EUR millions)

	2005	2004	Δ
Financial income, net	11	41	-73%
- thereof impairment-related charges	-4	-5	-20%

Income before income taxes	2,317	2,073	12%
Income taxes	818	757	8%
Effective Tax Rate	35%	37%

Pro-forma Net income reconciliation:

Net income	1,496	1,311	14%
Stock-based compensation, net of tax	31	24	29%
Acquisition-related charges, net of tax	21	18	17%
Impairment-related charges, net of tax	4	5	-20%
Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 4)	1,552	1,358	14%

Pro-forma EPS reconciliation:

Earnings per share (in €)	4.83	4.22	14%
Stock-based compensation	0.10	0.08	N/A
Acquisition-related charges	0.07	0.06	N/A
Impairment-related charges	0.01	0.01	N/A
Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 4)	5.01	4.37	14%
Weighted average number of shares (in thousands)	309,816	310,802

SAP Reports 18% Growth in Software Revenues for 2005	Page 18
Consolidated Balance Sheets SAP Group
PRELIMINARY and UNAUDITED
(in EUR millions)
ASSETS

	12/31/2005	12/31/2004	Δ	Δ
Intangible assets	766	525	241	46%
Property, plant and equipment	1,095	999	96	10%
Financial assets	534	100	434	434%

FIXED ASSETS	2,395	1,624	771	47%

Accounts receivables	2,250	1,929	321	17%
Inventories and other assets	673	549	124	23%
Liquid assets/Marketable securities	3,423	3,207	216	7%

CURRENT ASSETS	6,346	5,685	661	12%
DEFERRED TAXES	217	206	11	5%
PREPAID EXPENSES	87	70	17	24%
TOTAL ASSETS	9,045	7,585	1,460	19%

SHAREHOLDERS’ EQUITY AND
LIABILITIES

	12/31/2005	12/31/2004	Δ	Δ
SHAREHOLDERS’ EQUITY	5,783	4,594	1,189	26%

MINORITY INTEREST	8	22	-14	-64%

RESERVES AND ACCRUED LIABILITIES	2,004	1,908	96	5%

OTHER LIABILITIES	846	736	110	15%

DEFERRED INCOME	404	325	79	24%
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,045	7,585	1,460	19%

Days Sales Outstanding	68	71

SAP Reports 18% Growth in Software Revenues for 2005	Page 19
Consolidated Statements of Cash Flows SAP Group
(unaudited)
Twelve months ended December 31, (in EUR millions)

	2005	2004
Net income	1,496	1,310
Minority interest	3	5
Income before minority interest	1,499	1,315
Depreciation and amortization	204	210
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	-6	-13
Gains from equity investments, net	-1	0
Write-downs of financial assets, net	13	18
Impacts of hedging	7	-7
Change in accounts receivables and other assets	-380	-165
Change in deferred stock compensation	-36	0
Change in reserves and liabilities	191	435
Change in deferred taxes	-39	18
Change in other current assets	-23	-4
Change in deferred income	77	20
Net cash provided by operating activities	1,506	1,827
Acquisition of minorities in subsidiaries	-60	-168
Other acquisitions, net of cash and cash equivalents	-182	-19
Purchase of intangible assets and property, plant and equipment	-266	-193
Purchase of financial assets	-458	-43
Proceeds from disposal of fixed assets	31	117
Change in liquid assets (maturities greater than 90 days) and marketable securities	573	-581
Net cash used in investing activities	-362	-887
Dividends paid	-340	-249
Change in treasury stock	-206	-108
Proceeds from issuance of common stock (Stock-based compensation)	43	19
Other changes to additional paid-in-capital	44	5
Principal payments made on/Proceeds from line of credit and long-term debt	-1	4
Proceeds from acquired derivative equity instruments (STAR-hedge)	39	0
Acquisition of derivative equity instruments (STAR-hedge)	-47	-43
Net cash used in financing activities	-468	-372
Effect of foreign exchange rates on cash	114	-39
Net change in cash and cash equivalents	790	529
Cash and cash equivalents at the beginning of the period	1,513	984
Cash and cash equivalents at the end of the period	2,303	1,513

SAP Reports 18% Growth in Software Revenues for 2005	Page 20
Full Year 2005 Free Cash Flow (in €millions, unaudited)
SAP Group

	FY 2005	FY 2004	% Change

Operating Cash Flow	1,506	1,827	-18

Capital Expenditure	-261	-189	+38

Free Cash Flow [4,6]	1,245	1,638	-24

Free Cash Flow as a % of Revenue	15%	22%	-7 PP

Total Revenue	8,513	7,514	+13

Footnotes
1)	Constant currency data excludes the impact of currency exchange rates.

2)	Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for those vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.

3)	U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for those vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.

4)	Non-GAAP Measures:
This press release discloses certain financial measures such as pro forma EBIDTA, free cash flow, pro forma operating income, pro forma expenses, pro forma net income, pro forma earnings per share (EPS) and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by SAP may be different from pro forma measures used by other companies.

SAP Reports 18% Growth in Software Revenues for 2005	Page 21
Management believes that pro forma operating income, pro forma expenses, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of SAP’s core operations. The pro forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.
Eliminated expenses in pro forma expenses, pro forma operating income, pro forma net income and pro forma EPS are defined as follows:
•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
Please note: In the second quarter of 2005, SAP changed its definition of “acquisition-related charges” which is used to determine SAP’s pro forma operating income, pro forma earnings per share and other pro forma information provided by SAP. In the past, SAP regarded amortization of intangibles only as acquisition-related charges if the intangibles were acquired as part of an acquisition of an entire business. In the future, SAP expects to conduct acquisitions more frequently by acquiring from the target only the intellectual property rights and other related intangibles instead of acquiring the target’s entire business. Therefore, beginning in the second quarter of 2005, SAP will also regard as acquisition-related charges the amortization of intellectual property rights, patents etc. that were acquired individually, i.e. not as part of a business combination. This change in definition has no material impact on any pro forma information provided in the past, as SAP has so far not conducted any material acquisitions of intangibles outside of business combinations.
5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. SAP’s solution reporting includes the following specific software solutions: ERP (Enterprise Resource Planning), SCM (Supply Chain Management), CRM (Customer Relationship Management), SRM (Supplier Relationship Management), PLM (Product Lifecycle Management) and SAP NetWeaver and other related products.

6)	Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.